Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of Registrant: TD SYNNEX Corporation (SNX)

Name of person relying on exemption: John Chevedden

Address of persons relying on exemption: P.O. Box 2673, Redondo Beach, CA 90278

The attached written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. John Chevedden does not beneficially own more than $5 million of the class of subject securities, and this notice of exempt solicitation is therefore being provided on a voluntary basis.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.

Vote for the Special Meeting Proposal 8 and Against the Vague, Advisory Only, Special Meeting Proposal 7

Proposal 7 seems to be a bait and switch proposal that SNX put in its annual meeting proxy after Proposal 8 was submitted.
Proposal 7 is vague on whether SNX can take shareholder approval of Proposal 7 as a purported shareholder validation of an additional restriction on the shareholder right to call for a special shareholder meeting that are not contained in Proposal 7.

SNX could have been upfront and disclosed whether it has the power to take shareholder approval of proposal 7 as an deceptive opportunity to add the addition restriction that all SNX shares held for less than one year are prohibited from formally participating in calling for a special shareholder meeting.

If all SNX shares held for less than one year are excluded, a group of shareholders who own 25% of long term SNX shares, could determine that they own 40% of SNX shares when all their shares are counted. Thus the 25% figure in the vague proposal 7 can turn into a 40% figure which puts the right to call a special meeting out of reach. There is no point to gum up the SNX bylaws with a useless right.

Vote for Proposal 8 which does not exclude a substantial percent of SNX shares from the right to call for a special shareholder meeting.